U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13 (e) of the Securities Exchange Act of 1934
                 and Rule 13E-3 (Section 240.13E-3) thereunder)

                               Crowell & Co., Inc.
                -------------------------------------------------
                              (Name of the Issuer)

                               Crowell & Co., Inc.
                -------------------------------------------------
                        (Name of Person Filing Statement)

   Common Stock No Par Value                                 NA
------------------------------             -------------------------------------
(Title of Class of Securities)             (CUSIP Number of Class of Securities)


                                 Mark L. Gilliam
                               Crowell & Co., Inc.
                          610 Industrial Park Boulevard
                                 Evans, GA 30809
                                  (706)855-1099
  ----------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (Check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3 (c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:     [X]

                            Calculation of Filing Fee
     ----------------------------------------------------------------------
        Transaction valuation $19,326            Amount of filing fee $4
        ----------------------------------------------------------------

* Calculated based on the maximum aggregate number of fractional shares of common stock to be exchanged for a payment of $.03 per pre-reverse stock split shares, at a valuation of $.03 per pre-reverse stock split shares, the price to be paid for such pre-reverse stock split shares as described in the February 13, 1998 Proxy Statement which is incorporated by reference in its entirety to this filing.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No:
Filing Party:
Date Filed:

                                  INTRODUCTION


     This Rule 13E-3 Transaction Statement (Statement") relates to a solicitation of proxies by Crowell & Co., Inc. (the "Company"), to be used at a special meeting ("Meeting") of shareholders of the Company to consider and vote upon a proposal to amend the Company's Articles of Incorporation ("Amendment") to effect a reverse split of the Company's issued and outstanding common stock as of 4:30 p.m., E.S.T., on the date of filing of the Amendment on the basis that each share of common stock then outstanding will be converted into .000005 share, at $.03 per share pre-reverse-split price, with fractional shareholders receiving cash in lieu of their resulting fractional share (the "Transaction").

     The Company has filed a Preliminary Proxy Statement ("Preliminary Proxy Statement") and Schedule 14A, with exhibits with the Securities and Exchange Commission. The Preliminary Proxy Statement describes and requires a vote on the Transaction. The cross reference sheet herein is being supplied pursuant to General Instruction F to Schedule 13E-3 required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the contents thereof.

                              CROSS REFERENCE SHEET


     Pursuant to General Instruction F of Schedule 13E-3, the following table sets forth the location in the Preliminary Proxy Statement of the registrant dated February 13, 1998 (which has been filed in preliminary form with the Securities and Exchange Commission and is attached hereto as Exhibit 1), of the information required by Schedule 13E-3 which is incorporated herein from such Preliminary Proxy Statement.

Schedule 13E-3 Item and Caption             Location in Preliminary Proxy Statement
-------------------------------             ---------------------------------------
Item 1.   Issuer and Class of Security
          Subject to the Transaction (a)    Outside cover page

          (b)                               General

          (c) - (d)                         Market Price of Company Common Stock,
                                            Preferred Stock and Shares

          (e) - (f)                         Not applicable


Item 2.   Identity and Background           This Preliminary Proxy Statement is being
                                            filed by the issuer of the class of equity
                                            securities which is the subject of this Rule
                                            13E-3 transaction

          (a) - (g)                         Not applicable


Item 3.   Past Contacts, Transactions
          Or Negotiations

          (a) - (b)                         Not applicable


Item 4.   Terms of the Transaction          General/Quorum and Vote Required/Proxies/
                                            The Reverse Stock Split/Background and
                                            Reason for the Reverse Stock Split/The
                                            Effects of the Reverse Stock Split/Board
                                            Recommendations/Dissenters' Rights/Certain
                                            Federal Income Tax Consequences/Sources
                                            and Amount of Funds

                                       3

          (b)                               Not applicable


Item 5.   Plans or Proposals of the Issuer
          or Affiliate

          (a) - (e)                         Not applicable

          (f) - (g)                         Purpose/Background of and Reason
                                            for the Reverse Stock Split


Item 6.   Source and Amount of Funds
          Or Other Consideration

          (a)                               Sources and Amount of Funds

          (b)                               Not in Proxy Statement

          (c)                               Not applicable

          (d)                               Not applicable


Item 7.   Purpose (s), Alternatives, Reasons, and Effects

          (a)                               Purpose

          (b) - (c)                         Background of and Reason for the Reverse
                                            Stock Split

          (d)                               Purpose/Background of and Reason for the
                                            Reverse Stock Split/The Effects of the
                                            Reverse Stock Split/Certain Federal Income
                                            Tax Consequences


Item 8.   Fairness of the Transaction

          (a) - (b)                         Background of and Reason for the Reverse
                                            Stock Split/Board Recommendations

          (c)                               Quorum and Vote Required

                                       4

          (d) - (f)                         Not applicable


Item 9.   Reports, Opinions, Appraisals     No report, opinion or appraisal and materially
          Certain Negotiations              related to this Rule 13E-3 Transaction has
                                            been received by the Issuer

          (a) - (c)                         Not Applicable


Item 10.  Interest in Securities of the Issuer

          (a)                               Principal Shareholders

          (b)                               Not applicable


Item 11.  Contracts, Arrangements or        There are no contracts, arrangements, or
          Understandings with Respect       understandings with respect to the Issuer's
          to the Issuer's Securities        securities in connection with the Rule 13E-3
                                            Transaction


Item 12.  Present Intention and Recommen-
          dation of Certain Persons with
          Regard to the Transaction

          (a) - (b)                         Quorum and Vote Required/ Background and
                                            Reason for the Reverse Stock Split/Board
                                            Recommendations


Item 13.  Other Provisions of the
          Transaction

          (a)                               Dissenter's Rights

          (b)                               No such provision has been made

          (c)                               Not applicable


Item 14.  Financial Information

          (a)                               1996 Annual report/10-QSB for Quarter

                                       5

                                            ended September 30, 1997

          (b)                               Not applicable


Item 15.  Persons and Assets Employed,
          Retained or Utilized

          (a)                               Mark L. Gilliam, Vice President, Secretary,
                                            Chief Financial Officer, and Director has
                                            prepared the Proxy, Schedule 13E-3, 1996
                                            Annual Report, December 31, 1997 8-K, and
                                            10-QSB for the Quarter ended September
                                            30, 1997/Deborah E. Nelson, Executive
                                            Assistant, has assisted Mr. Gilliam in the
                                            preparation of such materials

          (b)                               Not applicable


Item 16.  Additional Information            Not applicable


Item 17.  Material to be Filed as Exhibits

          (a) - (c)                         Not applicable

          (d)                               1996 Annual Report/8-K for December 31,
                                            1997/10-QSB for the Quarter ended
                                            September 30, 1997

          (e)                               Voting/Dissenters' Rights

          (f)                               Not applicable

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) Information in response to this sub-item is contained on the cover sheet of Schedule 13E-3.

         (b) Information in response to this sub-item is incorporated by reference to "General" in the preliminary proxy statement. There are approximately 750 holders of record as of January 31, 1998.

         (c) Information in response to these sub-items is incorporated by reference to "Market Price of Company Common Stock, Preferred Stock, and Shares" in the Preliminary Proxy Statement.

         (d) Information in response to these sub-items is incorporated by reference to "Market Price of Company Common Stock, Preferred Stock, and Shares" in the Preliminary Proxy Statement.

         (e)  Not applicable.

         (f)  Not applicable.


Item 2.  Identity and Background.

         This Proxy Statement if being filed by the Issuer of the class of equity security which is the subject of this Rule 13e-3 transaction.

         (a) - (d)  Not applicable.

         (e) No executive officer, director, control person, or executive officer or director of any corporation ultimately in control of the registrant during the past five years has been convicted during the last five years in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (f) No executive officer, director, control person, or executive officer or director of any corporation ultimately in control of the registrant during the past five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

         (g)  Not applicable.

Item 3.  Past contacts, Transactions or Negotiations.

         (a) - (b)  Not applicable.


Item 4.  Terms of the Transaction.

         (a) Information in response to this sub-item is incorporated herein by reference to "General, Quorum and Vote Required, Proxies, The Reverse Stock Split, Background and Reason for the Reverse Stock Split, The Effects of the Reverse Stock Split, Board Recommendations, Dissenters' Rights, Certain Federal Income Tax Consequences, and Sources and Amount of Funds" in the Preliminary Proxy Statement.

         (b)  Not applicable.


Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a) - (e)  Not applicable.

         (f) - (g) Information in response to these sub-items is incorporated herein by reference to "Purpose, Voting, Background of and Reason for the Reverse Split" in the Preliminary Proxy Statement.


Item 6.  Source and Amount of Funds or Other Consideration.

         (a) Information in response to this sub-item is incorporated herein by reference to "Source and Amount of Funds" in the Preliminary Proxy Statement.

         (b) An itemized statement of all expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction is as follows:

                        Printing                  $   3,000
                        Postage                       3,000
                        Legal                         4,000
                        Accounting                      500
                        Filing fees                     500
                        Fractional share purchase    20,000
                                                  ---------
                                                  $  31,000
                                                  =========

         (c)  Not applicable

         (d)  Not applicable


Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) Information in response to this sub-item is incorporated herein by reference to "Purpose" in the Preliminary Proxy Statement.

         (b) - (c) Information in response to these sub-items is incorporated herein by reference to "Background of and Reason for the Reverse Stock Split" in the Preliminary Proxy Statement.

         (d) Information in response to this sub-item is incorporated herein by reference to "Purpose, Background of and Reason for the Reverse Stock Split, The Effects of the Reverse Stock Split, and Certain Federal Income Tax Consequences" in the Preliminary Proxy Statement.
                  The  benefits  and   detriments   to  the  issuer  are  either
              explicitly or implicitly disclosed in the Proxy Statement. The benefit to the issuer is the termination of reporting requirements to the Securities and Exchange Commission. The issuer estimates that this will save approximately $50,000 per year in expense. The detriment to the issuer is the inability to raise capital through a secondary offering after termination of reporting status.
                  The benefit to the unaffiliated shareholders is that they will receive payment in exchange for their shares, whereas they have not received any payments of dividends over the past ten years and the issuer has no knowledge that dividends have ever been paid to common shareholders. The issuer has no knowledge that a public trading market has ever existed for its common shares. Additionally, some shareholders will be able to recognize a federal income tax loss on the exchange which should result in a lowering of their income taxes.
                  The issuer sees no detriment to the interests of  unaffiliated shareholders because of this transaction.


Item 8.  Fairness of the Transaction.

         (a) - (b) Information in response to these sub-items is incorporated herein by reference to "Background of and Reason for the Reverse Stock Split and Board Recommendations" in the Preliminary Proxy Statement.
                  The Board of Directors  ("Board")  of the issuer  believes the transaction to be fair to unaffiliated shareholders. The Board considered the following factors when reaching this decision. There is no public market for the common stock so market value is not readily determinable. The Board has no knowledge of anyone who is actively purchasing or selling the common stock so no value could be derived from such transactions. The Board has no knowledge of any public market for the common stock on which to base a common stock value over the past ten years so no value could be derived from historical market prices. The net book value of the common stock is a negative number (see Item 14).
                  Based  on the  negative  book  value,  paying  or  not  paying anything per share would be fair to the unaffiliated shareholders, inasmuch as the common stock's book value would indicate that it is worthless. The going concern value of the issuer is not readily determinable since the issuer has experienced operating losses over the past three years. Additionally, the continued existence of the issuer relies on the personal guarantee of payment of debt by Otis L. Crowell, Chairman and President of the issuer. This personal guarantee of Mr. Crowell is not a corporate asset and should not be considered when determining the going concern value of the issuer. Therefore, the Board has relied on what it considers a fair value of the issuer based on the value of its assets in excess of liabilities and preferred stock rights adjusted for a liquidation type sale. This valuation yielded a value of approximately $20,000 for unaffiliated shareholders. The Board believes that unaffiliated common stock value would be lower if the issuer actually attempted to liquidate, based on past land and lot sales experience.

         (c) Information in response to this sub-item is incorporated herein by reference to "Quorum and Vote Required" in the Preliminary Proxy Statement.

         (d) - (f)  Not applicable.


Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         No report, opinion or appraisal and materially related to this Rule 13E-3 Transaction has been received by the Issuer.

         (a) - (c)  Not applicable.


Item 10. Interest in Securities of the Issuer.

         (a) Information in response to this sub-item is incorporated herein by reference to "Principal Shareholders" in the Preliminary Proxy Statement.

         (b)  Not applicable.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         There are no contracts, arrangements, or understandings with respect to the Issuer's securities in connection with the Rule 13E-3 Transaction.


Item 12. Present Intention and Recommendation of Certain Persons with Regard to The Transaction.

         (a) - (b) Information in response to these sub-items is incorporated herein by reference to "Quorum and Vote Required, Background and Reason for the Reverse Stock Split, Board Recommendations" in the Preliminary Proxy Statement.


Item 13. Other Provisions of the Transaction.

         (a) Information in response to this sub-items is incorporated herein by reference to "Dissenters' Rights" in the Preliminary Proxy Statement.


Item 14. Financial Information.

         (a) Information in response to this sub-item is incorporated herein by reference to the 1996 Annual Report, and 10 QSB for Quarter Ended September 30, 1997 as filed in the Preliminary Proxy Statement. The book value per common share is as follows at:

              September 30, 1997       December 31, 1996      December 31, 1995
                    $(.17)                  $(.20)                 $(.16)

              The ratio of earnings to fixed charges is as follows for the years ended:

              December 31, 1996        December 31, 1995
                     (.04)                  (1.52)

              The ratio of earnings to fixed charges is as follows for the nine months ended:

              September 30, 1997       September 30, 1996
                       .33                   (.33)

         (b) Not applicable.


Item 15. Persons and Assets Employed, Retained or Utilized.

         (a) Mark L. Gilliam, Vice President, Secretary, Chief Financial Officer, and Director has prepared the Preliminary Proxy Statement, Schedule 13E-3, 1996 Annual Report, December 31, 1997 8-K, and 10-QSB for the quarter ended September 30, 1997. Deborah
              E. Nelson, Executive Assistant, has assisted Mr. Gilliam in the preparation of such materials.

         (b)  Not applicable.


Item 16. Additional Information.

         Not applicable.


Item 17. Material to be filed as Exhibits.

         (a) - (c)  Not applicable.

         (d) The 1996 Annual Report, December 31, 1997 8-K, and 10-QSB for the quarter ended September 30, 1997 has been filed with the
              Preliminary Proxy Statement and is incorporated by reference herein.

         (e)  Information in response to this sub-item is incorporated herein by
              reference  to  "Dissenter's   Rights"  in  the  Preliminary  Proxy
              Statement.

         (f)  Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                March 10, 1998
                                                --------------------------------
                                                             (Date)

                                                 /s/ Mark L. Gilliam
                                                --------------------------------
                                                           (Signature)

                                                Mark L. Gilliam, Vice President,
                                                --------------------------------
                                                Chief Financial Officer,
                                                ------------------------
                                                Secretary, and Director
                                                --------------------------------
                                                         (Name and Title)